新鴻基地產發展有限公司
Sun Hung Kai Properties Limited

RECEIVED
2007 SEP 17 ... 1:25

Your Ref: 82-1755
Our Ref.: CSD/EL/KW/MKK/S20
In reply ☛ Please quote our reference number on the letter and envelope.

27 August 2007

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

07026472

BY COURIER

Dear Sirs

Re: Sponsored ADR Program

We enclose for your records a copy of our Company's announcement of today's date in respect of the date of Board Meeting on 13 September 2007. This is to supplement our submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Ernest Lai
Company Secretary

Enc

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code : 16)

DATE OF BOARD MEETING

The board of directors (the "Board") of Sun Hung Kai Properties Limited (the "Company") announces that a meeting of the Board will be held at 45th Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on Thursday, 13 September 2007 for the purpose of, among other matters, approving the final results of the Company and its subsidiaries for the year ended 30 June 2007 and the recommendation of a final dividend.

By order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 27 August 2007

As at the date hereof, the Board of the Company comprises eight Executive Directors, being KWOK Ping-sheung, Walter, KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; five Non-Executive Directors, being LEE Shau-kee, WOO Po-shing, LI Ka-cheung, Eric, KWAN Cheuk-yin, William and LO Chiu-chun, Clement and four Independent Non-Executive Directors, being CHUNG Sze-yuen, FUNG Kwok-king, Victor, YIP Dicky Peter and WONG Yue-chim, Richard.

END